EIGER ENTERS INTO SETTLEMENT AGREEMENT WITH FORMER CEO

Toronto, August 31, 2007 - Eiger Technology, Inc. (TSX: AXA OTCBB: ETIFF) ("Eiger") announces that it entered into a Settlement Agreement with its former President and CEO, Gerry Racicot, on August 24, 2007.  Mr. Racicot retired as an officer and director of Eiger on April 18, 2007.  The Settlement Agreement and associated documents have been filed on SEDAR (www.sedar.com).

Eiger Technology, Inc., headquartered in Toronto, Ontario is a publicly traded company listed on the Toronto Stock Exchange. For more information please call (416) 216-8659 or refer to www.sedar.com.

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.

For more information contact:

Jason Moretto
President and Chief Operating Officer
Eiger Technology, Inc.
Telephone: (416) 216-8659, Ext. 302
jmoretto@eigertechnology.com